UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO/A

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1)
of the Securities Exchange Act of 1934
(Amendment No. 5)

ENDESA, S.A.

(Name of Subject Company (issuer))

E.ON Zwölfte Verwaltungs GmbH
E.ON AG

(Names of Filing Persons (offerors))

Ordinary shares, par value €1.20 each
American Depositary Shares (each representing one ordinary share)

(Titles of Classes of Securities)

Ordinary Shares, ISIN ES0130670112
American Depositary Shares, CUSIP 00029274F1, ISIN US29258N1072

(CUSIP and ISIN Numbers of Classes of Securities)

Mr. Karl-Heinz Feldmann
Senior Vice President and General Counsel
E.ON AG
E.ON - Platz
D-40479 Düsseldorf, Germany
011 49-211-45 79-0

(Name, address and telephone number of
person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Richard Hall, Mark I. Greene
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$8,140,740,665	$871,059

(1) Estimated solely for the purpose of calculating the filing fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934 (the “Exchange Act”), the transaction valuation is calculated by multiplying 161,989,074, which is the estimate of the number of ordinary shares of Endesa (including ordinary shares represented by ADSs) subject to the U.S. Offer, by the offer price of €38.75 in cash for each ordinary share and each ADS, converted into U.S. dollars based on an exchange rate expressed in U.S. dollars per euro of $1.2969 = €1.00, the Federal Reserve Bank of New York noon buying rate on February 6, 2007. Terms used and not defined in the preceding sentence are defined below.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Exchange Act, is $107.00 per $1,000,000.00 of the transaction valuation and was sent via wire transfer on January 23, 2007 and on February 7, 2007.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $560,313
Form or Registration No.: Schedule TO

	Filing Party:	E.ON Aktiengesellschaft E.ON Zwölfte Verwaltungs GmbH
Date Filed: January 26, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 5 (the “Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 26, 2007 (as amended and supplemented prior to the date hereof, the “Schedule TO”). The Schedule TO relates to the offer by E.ON Zwölfte Verwaltungs GmbH (“E.ON 12”), a German limited liability company and wholly owned subsidiary of E.ON Aktiengesellschaft (“E.ON”), to acquire all the outstanding ordinary shares, par value €1.20 per share (the “ordinary shares”), and American depositary shares (the “ADSs” and, together with the ordinary shares, the “Endesa securities”) of Endesa, S.A., a Spanish public limited company (“Endesa”) upon the terms and subject to the conditions of the U.S. offer (the “U.S. Offer”) (including, if the U.S. Offer is extended or amended, the terms and conditions of any such extension or amendment), as described in the U.S. Offer to Purchase dated January 26, 2007 (the “U.S. Offer to Purchase”). E.ON 12 is also making a separate, concurrent Spanish offer (the “Spanish Offer” and, together with the U.S. Offer, the “Offers”) for the ordinary shares. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

The information set forth in the Form of Notice published in The Wall Street Journal on February 8, 2007, a copy of which is attached hereto as exhibit (a)(5)(Q), is hereby expressly incorporated by reference in response to Item 1 and 4 of the Schedule TO.

Item 4. Terms of the Transaction.

Item 4 is amended and supplemented to include the following information:

The offer price under the U.S. Offer has been increased by E.ON 12 to €38.75 in cash per ordinary share and ADS from the previous offer price of €24.905.

In the event that Endesa pays any dividend before the date of acceptance for payment of Endesa securities tendered under the U.S. Offer, the consideration offered per ordinary share and per ADS will be reduced by an amount equivalent to the gross dividend distributed per ordinary share. However, this reduction remains subject to the limitation that the offer price resulting from such reduction shall always be higher than the value of the consideration offered by Gas Natural, as adjusted pursuant to the mechanism set forth in its prospectus dated February 27, 2006, despite Gas Natural's withdrawal of its offer for Endesa.

Endesa announced that Endesa shareholders who participate in Endesa’s general shareholders’ meeting in person or by proxy will be entitled to receive €0.15 per ordinary share held by such shareholders. However, E.ON 12 will not reduce the offer price by any amount paid to such shareholders.

Item 11. Additional Information.

Item 11 is amended and supplemented to include the following information:

With regard to the action filed by E.ON and E.ON 12 against Acciona and Finanzas in the U.S. District Court for the Southern District of New York (the "District Court"), on February 7, 2007, the District Court set the initial scheduling conference for May 11, 2007. On February 7, 2007, E.ON and E.ON 12 appealed to the U.S. Court of Appeals for the Second Circuit (the "Second Circuit") the February 5, 2007 opinion and order of the District Court to the extent that it denied preliminary injunctive relief sought by E.ON and E.ON 12. Also on February 7, 2007, E.ON and E.ON 12 filed with the Second Circuit a motion to expedite the appeal, so that it could be decided before the March 20, 2007 meeting of Endesa's shareholders.

With regard to the action filed by Gas Natural against E.ON and E.ON 12 in the District Court, the stay expired on January 26, 2007, when E.ON 12 commenced the U.S. Offer. On February 7, 2007, the District Court set the initial scheduling conference for May 11, 2007.

Item 12. Exhibits.

Item 12 is amended and supplemented to include the following exhibits:

Exhibit	Description
(a)(5)(Q)	Form of Notice published in The Wall Street Journal on February 8, 2007, announcing the increase of the offer price to €38.75
(a)(5)(R)	English translation of an advertisement relating to the Offers published in the Spanish press

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2007

E.ON Zwölfte Verwaltungs GmbH

By:	/s/ Karl-Heinz Feldmann
Name: Mr. Karl-Heinz Feldmann
Title: Managing Director

By:	/s/ Dr. Patrick Wolff
Name: Dr. Patrick Wolff
Title: Managing Director

E.ON Aktiengesellschaft

By:	/s/ Dr. Michael Gaul
Name: Dr. Michael Gaul
Title: Member of the Board of Management

By:	/s/ Karl-Heinz Feldmann
Name: Mr. Karl-Heinz Feldmann
Title: Senior Vice President and General Counsel

Exhibit Index

Exhibit	Description
(a)(1)(A)	Offer to Purchase dated January 26, 2007
(a)(1)(B)	Form of Share Form of Acceptance
(a)(1)(C)	Form of ADS Letter of Transmittal
(a)(1)(D)	Form of Notice of Guaranteed Delivery
(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Form of Letter to Holders of American Depositary Receipts
(a)(1)(G)	Form of Letter to Financial Intermediaries and Custodians
(a)(1)(H)	Form of Letter to Holders of Ordinary Shares
(a)(1)(I)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W−9
(a)(1)(J)	Limited Due Diligence Information Obtained from Endesa
(a)(5)(A)	Press Release dated February 21, 2006, announcing the cash offer for Endesa, incorporated by reference to the pre-commencement Schedule TO filed by E.ON on February 21, 2006
(a)(5)(B)
Press Release dated September 26, 2006, announcing the intention to increase the offer price to at least 35.00, incorporated by reference to the pre-commencement Schedule TO filed by E.ON on September 26, 2006

(a)(5)(C)
English translation of the Relevant Notice filed with the CNMV on January 2, 2007, announcing the intention to reduce the increased offer price to at least 34.50, incorporated by reference to the pre-commencement Schedule TO filed by E.ON on January 3, 2007

(a)(5)(D)	Form of Summary Advertisement, published in The Wall Street Journal on January 26, 2007
(a)(5)(E)	Press Release dated January 26, 2007, announcing the intention to submit E.ON 12’s final offer via the Spanish “sealed envelope” procedure
(a)(5)(F)	English translation of an advertisement relating to the Offers published in the Spanish press
(a)(5)(G)	Investor Presentation February 2007
(a)(5)(H)	Press release dated February 2, 2007, announcing E.ON 12’s intention to submit its final bid to the CNMV
(a)(5)(I)	English translation of the ad-hoc notice filed with the German BaFin on February 2, 2007, announcing the submission of E.ON 12’s final bid to the CNMV
(a)(5)(J)	Press Release dated February 3, 2007, announcing the submission of E.ON 12’s final bid to the CNMV
(a)(5)(K)	Transcript of the Press Conference Speech by Dr. Wulf H. Bernotat on February 3, 2007
(a)(5)(L)	Presentation dated February 3, 2007
(a)(5)(M)	Transcript of the Investor Conference Call Speech by Dr. Wulf H. Bernotat on February 3, 2007
(a)(5)(N)	Transcript of the Press Conference held on February 3, 2007
(a)(5)(O)	Press Release dated February 6, 2007
(a)(5)(P)	Transcript of the Investor Conference Call on February 3, 2007

(a)(5)(Q)	Form of Notice published in The Wall Street Journal on February 8, 2007, announcing the increase of the offer price to €38.75
(a)(5)(R)	English translation of an advertisement relating to the Offers published in the Spanish press
(b)(1)
Syndicated Term and Guarantee Facility Agreement, dated October 16, 2006, between and among E.ON, as Original Borrower and Guarantor, HSBC Bank plc, Citigroup Global Markets Limited, J.P. Morgan plc, BNP Paribas, The Royal Bank of Scotland plc and Deutsche Bank AG, as mandated lead arrangers and the other parties thereto

(b)(2)
Term Loan and Guarantee Facility Agreement, dated February 2, 2007, between and among E.ON, as Original Borrower and Guarantor, HSBC Bank plc., Citigroup Global Markets Limited, J.P. Morgan plc, BNP Paribas, The Royal Bank of Scotland plc and Deutsche Bank AG, as mandated lead arrangers and the other parties thereto

(d)(1)	Confidentiality Agreement, dated January 16, 2006, between E.ON and Endesa
(g)	Not applicable
(h)	Not applicable